GMAC RFC

Statement to Certificateholder

Distribution Information	**Deal Information**

Distribution Information

1. Distribution Summary
2. Factor Summary
3. Components Information *(Not Applicable)*
4. Interest Summary
5. Other Income Detail
6. Interest Shortfalls, Compensation and Expenses
7. Prepayment Interest and Basis Risk/Net WAC Shortfall Amounts
8. Collateral Summary
9. Repurchase Information
10. Loan Status Report (Delinquencies)
11. Deal Delinquencies (30 Day Buckets)
12. Loss Mitigation and Servicing Modifications
13. Losses and Recoveries
14. Credit Enhancement Report
15. Distribution Percentages *(Not Applicable)*
16. Overcollateralization Summary
17. Excess Cash Flow, Overcollateralization Provisions and Derivative Amounts
18. Performance Tests
19. Lender Paid Mortgage Insurance *(Not Applicable)*
20. Comments

Deal Information

Deal Name:	Residential Accredit Loans Inc, 2007-QO2
Asset Type:	Mortgage Asset-Backed Pass-Through Certificates
Closing Date:	02/27/2007
First Distribution Date:	03/25/2007
Determination Date:	11/20/2007
Distribution Date:	11/26/2007
Record Date:	
Book-Entry:	11/21/2007
Definitive:	10/31/2007
Trustee:	Deutsche Bank Trust Company Americas
Main Telephone:	714-247-6000
GMAC-RFC	
Bond Administrator:	Nicholas Gisler
Telephone:	818-260-1628
Pool(s) :	40488

1. Distribution Summary

Class	CUSIP	Original Face Value	Beginning Notional / Principal Balance	Pass - Through Rate	Principal Distribution	Interest Distribution	Total Distribution (3) + (4) = (5)	Principal Loss	Interest Loss	Deferred Interest	Ending Notional/ Principal Balance (1)-(3)-(6)+(8)=(9)
			(1)	(2)	(3)	(4)	(5)	(6)	(7)	(8)	(9)
A-1	75116AAA8	388,219,000.00	369,065,596.59	5.02250000	1,773,169.45	1,647,672.85	3,420,842.30	0.00	0.00	0.00	367,292,427.14
A-2	75116AAB6	48,527,000.00	46,132,843.08	5.05250000	221,644.47	207,187.72	428,832.19	0.00	0.00	0.00	45,911,198.61
A-3	75116AAC4	48,528,000.00	46,133,793.74	5.09250000	221,649.04	208,832.31	430,481.35	0.00	0.00	0.00	45,912,144.70
M-1	75116AAD2	10,398,000.00	10,398,000.00	5.16250000	0.00	47,715.27	47,715.27	0.00	0.00	0.00	10,398,000.00
M-2	75116AAE0	7,999,000.00	7,999,000.00	5.21250000	0.00	37,062.03	37,062.03	0.00	0.00	0.00	7,999,000.00
M-3	75116AAF7	2,666,000.00	2,666,000.00	5.25250000	0.00	12,447.26	12,447.26	0.00	0.00	0.00	2,666,000.00
M-4	75116AAG5	6,932,000.00	6,932,000.00	5.40250000	0.00	33,289.00	33,289.00	0.00	0.00	0.00	6,932,000.00
M-5	75116AAH3	3,199,000.00	3,199,000.00	5.47250000	0.00	15,561.36	15,561.36	0.00	0.00	0.00	3,199,000.00
M-6	75116AAJ9	2,666,000.00	2,666,000.00	5.62250000	0.00	13,324.08	13,324.08	0.00	0.00	0.00	2,666,000.00
M-7	75116AAK6	2,666,000.00	2,666,000.00	5.97250000	0.00	14,153.50	14,153.50	0.00	0.00	0.00	2,666,000.00
M-8	75116AAL4	2,133,000.00	2,133,000.00	6.12250000	0.00	11,608.26	11,608.26	0.00	0.00	0.00	2,133,000.00
M-9	75116AAM2	3,199,000.00	3,199,000.00	6.87250000	0.00	19,542.34	19,542.34	0.00	0.00	0.00	3,199,000.00
B	75116AAS9	2,133,000.00	2,133,000.00	6.87250000	0.00	13,030.26	13,030.26	0.00	0.00	0.00	2,133,000.00
SB	75116AAN0	4,003,980.27	3,999,518.10	0.00000000	0.00	938,677.04	938,677.04	0.00	0.00	0.00	3,999,518.10
P	75116AAP5	100.00	100.00	0.00000000	0.00	48,151.55	48,151.55	0.00	0.00	0.00	100.00
R-I	75116AAQ3	0.00	0.00	0.00000000	0.00	0.00	0.00	0.00	0.00	0.00	0.00
R-II	75116AAR1	0.00	0.00	0.00000000	0.00	0.00	0.00	0.00	0.00	0.00	0.00
R-III		0.00	0.00	0.00000000	0.00	0.00	0.00	0.00	0.00	0.00	0.00
R-X		0.00	0.00	0.00000000	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Deal Totals		**533,269,080.27**	**509,322,851.51**		**2,216,462.96**	**3,268,254.83**	**5,484,717.79**	**0.00**	**0.00**	**0.00**	**507,106,388.55**

2. Factor Summary

Amount /Original Amount per $1000 unit)

Class	CUSIP	Beginning Notional/ Principal Balance Factor	Principal Distribution Factor	Interest Distribution Factor	Total Distribution Factor	Deferred Interest Factor	Interest Shortfall Factor	Ending Notional/ Principal Balance Factor
A-1	75116AAA8	950.66340542	4.56744634	4.24418395	8.81163029	0.00000000	0.00000000	946.09595908
A-2	75116AAB6	950.66340553	4.56744637	4.26953490	8.83698127	0.00000000	0.00000000	946.09595916
A-3	75116AAC4	950.66340546	4.56744642	4.30333642	8.87078285	0.00000000	0.00000000	946.09595903
M-1	75116AAD2	1,000.00000000	0.00000000	4.58888921	4.58888921	0.00000000	0.00000000	1,000.00000000
M-2	75116AAE0	1,000.00000000	0.00000000	4.63333292	4.63333292	0.00000000	0.00000000	1,000.00000000
M-3	75116AAF7	1,000.00000000	0.00000000	4.66888972	4.66888972	0.00000000	0.00000000	1,000.00000000
M-4	75116AAG5	1,000.00000000	0.00000000	4.80222158	4.80222158	0.00000000	0.00000000	1,000.00000000
M-5	75116AAH3	1,000.00000000	0.00000000	4.86444514	4.86444514	0.00000000	0.00000000	1,000.00000000
M-6	75116AAJ9	1,000.00000000	0.00000000	4.99777944	4.99777944	0.00000000	0.00000000	1,000.00000000
M-7	75116AAK6	1,000.00000000	0.00000000	5.30888972	5.30888972	0.00000000	0.00000000	1,000.00000000
M-8	75116AAL4	1,000.00000000	0.00000000	5.44222222	5.44222222	0.00000000	0.00000000	1,000.00000000
M-9	75116AAM2	1,000.00000000	0.00000000	6.10889028	6.10889028	0.00000000	0.00000000	1,000.00000000
B	75116AAS9	1,000.00000000	0.00000000	6.10888889	6.10888889	0.00000000	0.00000000	1,000.00000000
SB [1]	75116AAN0							
P	75116AAP5	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000
R-I	75116AAQ3	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000
R-II	75116AAR1	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000
R-III		0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000
R-X		0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000

[1] Factors not reported for OC Classes

Deal Factor :	95.09390424%

4. Interest Summary

The following section only reports information for classes that have accrued interest for this distribution.

Class	Accrual Period		Accrual Methodology	Beginning Notional/Principal Balance	Pass-Through Rate	Optimal Interest Amount	Interest Loss	Deferred Interest	Interest Shortfall Amount	Other Income	Interest Distribution (1)-(2)-(3)-(4)+(5)=(6)	Accrued Certificate Interest Remaining Unpaid
	Start	End				(1)	(2)	(3)	(4)	(5)	(6)	
A-1	10/25/2007	11/25/2007	Actual/360	369,065,596.59	5.02250000	1,647,672.85	0.00	0.00	0.00	0.00	1,647,672.85	0.00
A-2	10/25/2007	11/25/2007	Actual/360	46,132,843.08	5.05250000	207,187.72	0.00	0.00	0.00	0.00	207,187.72	0.00
A-3	10/25/2007	11/25/2007	Actual/360	46,133,793.74	5.09250000	208,832.31	0.00	0.00	0.00	0.00	208,832.31	0.00
M-1	10/25/2007	11/25/2007	Actual/360	10,398,000.00	5.16250000	47,715.27	0.00	0.00	0.00	0.00	47,715.27	0.00
M-2	10/25/2007	11/25/2007	Actual/360	7,999,000.00	5.21250000	37,062.03	0.00	0.00	0.00	0.00	37,062.03	0.00
M-3	10/25/2007	11/25/2007	Actual/360	2,666,000.00	5.25250000	12,447.26	0.00	0.00	0.00	0.00	12,447.26	0.00
M-4	10/25/2007	11/25/2007	Actual/360	6,932,000.00	5.40250000	33,289.00	0.00	0.00	0.00	0.00	33,289.00	0.00
M-5	10/25/2007	11/25/2007	Actual/360	3,199,000.00	5.47250000	15,561.36	0.00	0.00	0.00	0.00	15,561.36	0.00
M-6	10/25/2007	11/25/2007	Actual/360	2,666,000.00	5.62250000	13,324.08	0.00	0.00	0.00	0.00	13,324.08	0.00
M-7	10/25/2007	11/25/2007	Actual/360	2,666,000.00	5.97250000	14,153.50	0.00	0.00	0.00	0.00	14,153.50	0.00
M-8	10/25/2007	11/25/2007	Actual/360	2,133,000.00	6.12250000	11,608.26	0.00	0.00	0.00	0.00	11,608.26	0.00
M-9	10/25/2007	11/25/2007	Actual/360	3,199,000.00	6.87250000	19,542.34	0.00	0.00	0.00	0.00	19,542.34	0.00
B	10/25/2007	11/25/2007	Actual/360	2,133,000.00	6.87250000	13,030.26	0.00	0.00	0.00	0.00	13,030.26	0.00
SB	10/01/2007	10/31/2007	30/360	3,999,518.10	0.00000000	0.00	0.00	0.00	0.00	938,677.04	938,677.04	0.00
P	10/01/2007	10/31/2007	30/360	100.00	0.00000000	0.00	0.00	0.00	0.00	48,151.55	48,151.55	0.00
Deal Totals				**509,322,851.51**		**2,281,426.24**	**0.00**	**0.00**	**0.00**	**986,828.59**	**3,268,254.83**	**0.00**

Current Index Rates

Index Type	Rate	Classes
BTLIB TEL 25 -2BD	4.87250000	A-1, A-2, A-3, M-2, M-4, M-6, M-8, B, M-9, M-7, M-5, M-3, M-1

5. Other Income Detail

Class	Prepayment Charges	Remaining Excess Cash Flow and OC Release Amount	Other Income Distribution
	(1)	(2)	(1) + (2) = (3)
SB	0.00	938,677.04	938,677.04
P	48,151.55	0.00	48,151.55
Deal Totals	**48,151.55**	**938,677.04**	**986,828.59**

6. Interest Shortfalls, Compensation and Expenses

	Current Prepayment Interest Shortfall Amount	Compensating Interest	Net Prepayment Interest Shortfall Amount (1) - (2)=(3)	Civil Relief Act Shortfall Count	Civil Relief Act Shortfall Amount	Compensation		Advances		Allowable Expenses per Governing Documents	Non - Recoverable Advances
	(1)	(2)	(3)			Subservicer	Master Servicer	Subservicer	Master Servicer		
Deal Totals	**2,526.13**	**2,526.13**	**0.00**	**0**	**0.00**	**159,106.92**	**19,516.26**	**159,400.07**	**0.00**	**0.00**	**0.00**



7. Prepayment Interest and Basis Risk/Net WAC Shortfall Amounts

(A) Prepayment Interest Shortfall Amounts

(B) Basis Risk/Net WAC Shortfall Amounts

Class	Current Period	Prior Unpaid	Prior Unpaid Accrued Interest	Total Paid	Remaining Unpaid (1)+(2)+(3)-(4)=(5)	Current Period Uncompensated	Prior Unpaid	Prior Unpaid Accrued Interest	Total Paid	Remaining Unpaid (1)+(2)+(3)-(4)=(5)
	(1)	(2)	(3)	(4)	(5)	(1)	(2)	(3)	(4)	(5)
A-1	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
A-2	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
A-3	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
M-1	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
M-2	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
M-3	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
M-4	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
M-5	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
M-6	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
M-7	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
M-8	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
M-9	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
B	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
SB	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
P	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
R-I	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
R-II	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
R-III	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
R-X	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Deal Totals	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**

8. Collateral Summary

A. Loan Count and Balances

		Original Loan Count/ Scheduled Principal Balance	Beginning Loan Count/ Scheduled Principal Balance	Scheduled Principal	Curtailments	Payoffs	Matured Loans	Repurchases	Beginning Aggregate Scheduled Principal Balance of Liquidations/ Charge-offs	Ending Loan Count/Scheduled Principal Balance
Deal Totals	Count	1,466	1,358	N/A	377	10	0	0	1	1,347
	Balance/Amount	533,269,080.27	509,322,851.51	-1,795,120.88	131,874.14	3,529,501.65	N/A	0.00	350,208.05	507,106,388.55

B. Weighted Averages

	Beginning Weighted Average Gross Mortgage Rate	Ending Weighted Average Gross Mortgage Rate	Ending Weighted Average Remaining Amortization Term	Ending Weighted Average Months to Maturity	Beginning Weighted Average Net Mortgage Rate	Ending Weighted Average Net Mortgage Rate	Beginning Weighted Average Unmodified Net Mortgage Rate	Net Weighted Average Cap Rate	Weighted Average Net Rate
Deal Totals	8.17240889	8.11665999	382.87	382.87	7.73840889	7.68265999	7.73840889	N/A	N/A

C. Constant Prepayment Rate

	1 Month CPR	3 Month CPR	6 Month CPR	12 Month CPR	Life CPR
Deal Totals	9.02%	9.33%	11.17%		10.25%

Net WAC Cap Rate: 7.22599138%

9. Repurchases

		Breaches Of Representations and Warranties	ARM Conversions	Optional Repurchases of Defaulted Loans	Others	Total (1)+(2)+(3)+(4)=(5)
		(1)	(2)	(3)	(4)	(5)
Deal Totals	Count	0	0	0	0	0
	Scheduled Balance	0.00	0.00	0.00	0.00	0.00

10. Loan Status Report

Delinquency Calculation Method: Mortgage Bankers Association

Deal Totals	Current / Delinquent		Bankruptcy		Foreclosure		REO			Total	
	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Actual Balance	Count	Scheduled Balance
Current	1,214	452,631,135.82	1	378,530.16	0	0.00	0	0.00	0.00	1,215	453,009,665.98
30 days	57	20,275,288.54	0	0.00	0	0.00	0	0.00	0.00	57	20,275,288.54
60 days	35	15,875,604.52	0	0.00	0	0.00	0	0.00	0.00	35	15,875,604.52
90 days	14	5,367,793.51	0	0.00	0	0.00	0	0.00	0.00	14	5,367,793.51
120 days	10	4,386,561.82	0	0.00	0	0.00	0	0.00	0.00	10	4,386,561.82
150 days	2	922,974.18	0	0.00	3	1,579,592.66	0	0.00	0.00	5	2,502,566.84
180 days	1	1,567,867.88	0	0.00	2	620,569.74	0	0.00	0.00	3	2,188,437.62
181+ days	0	0.00	1	480,050.87	7	3,020,418.85	0	0.00	0.00	8	3,500,469.72
Total	**1,333**	**501,027,226.27**	**2**	**858,581.03**	**12**	**5,220,581.25**	**0**	**0.00**	**0.00**	**1,347**	**507,106,388.55**
Current	90.13%	89.26%	0.07%	0.07%	0.00%	0.00%	0.00%	0.00%	0.00%	90.20%	89.33%
30 days	4.23%	4.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	4.23%	4.00%
60 days	2.60%	3.13%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	2.60%	3.13%
90 days	1.04%	1.06%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	1.04%	1.06%
120 days	0.74%	0.87%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.74%	0.87%
150 days	0.15%	0.18%	0.00%	0.00%	0.22%	0.31%	0.00%	0.00%	0.00%	0.37%	0.49%
180 days	0.07%	0.31%	0.00%	0.00%	0.15%	0.12%	0.00%	0.00%	0.00%	0.22%	0.43%
181+ days	0.00%	0.00%	0.07%	0.09%	0.52%	0.60%	0.00%	0.00%	0.00%	0.59%	0.69%
Total	**98.96%**	**98.80%**	**0.15%**	**0.17%**	**0.89%**	**1.03%**	**0.00%**	**0.00%**	**0.00%**	**100.00%**	**100.00%**

GMAC RFC

11. Delinquency Data

	Count / % Count	Balance / % Balance		Count / % Count	Balance / % Balance		Count / % Count	Balance / % Balance		Count / % Count	Balance / % Balance		Count / % Count	Balance / % Balance
1 Month	57	20,275,288.54	13 Months	0	0.00	25 Months	0	0.00	37 Months	0	0.00	49 Months	0	0.00
	4.23%	4.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%
2 Months	35	15,875,604.52	14 Months	0	0.00	26 Months	0	0.00	38 Months	0	0.00	50 Months	0	0.00
	2.60%	3.13%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%
3 Months	14	5,367,793.51	15 Months	0	0.00	27 Months	0	0.00	39 Months	0	0.00	51 Months	0	0.00
	1.04%	1.06%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%
4 Months	10	4,386,561.82	16 Months	0	0.00	28 Months	0	0.00	40 Months	0	0.00	52 Months	0	0.00
	0.74%	0.87%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%
5 Months	5	2,502,566.84	17 Months	0	0.00	29 Months	0	0.00	41 Months	0	0.00	53 Months	0	0.00
	0.37%	0.49%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%
6 Months	3	2,188,437.62	18 Months	0	0.00	30 Months	0	0.00	42 Months	0	0.00	54 Months	0	0.00
	0.22%	0.43%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%
7 Months	6	2,508,674.83	19 Months	0	0.00	31 Months	0	0.00	43 Months	0	0.00	55 Months	0	0.00
	0.45%	0.49%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%
8 Months	2	991,794.89	20 Months	0	0.00	32 Months	0	0.00	44 Months	0	0.00	56 Months	0	0.00
	0.15%	0.20%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%
9 Months	0	0.00	21 Months	0	0.00	33 Months	0	0.00	45 Months	0	0.00	57 Months	0	0.00
	0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%
10 Months	0	0.00	22 Months	0	0.00	34 Months	0	0.00	46 Months	0	0.00	58 Months	0	0.00
	0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%
11 Months	0	0.00	23 Months	0	0.00	35 Months	0	0.00	47 Months	0	0.00	59 Months	0	0.00
	0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%
12 Months	0	0.00	24 Months	0	0.00	36 Months	0	0.00	48 Months	0	0.00	60+ Months	0	0.00
	0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%

12. Loss Mitigation and Servicing Modifications

	Modification Type	Current Count	Current Scheduled Balance	1 Payment Count	1 Payment Scheduled Balance	2 Payments Count	2 Payments Scheduled Balance	3+ Payments Count	3+ Payments Scheduled Balance	Foreclosure Count	Foreclosure Scheduled Balance	REO Count	REO Scheduled Balance	Total Count	Total Scheduled Balance
Deal Totals	Capitalizations	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
	Other Modifications	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00

	Modification Type	Payoffs Current Month Count	Payoffs Current Month Scheduled Balance	Payoffs Cumulative Count	Payoffs Cumulative Scheduled Balance	Repurchases Current Month Count	Repurchases Current Month Scheduled Balance	Repurchases Cumulative Count	Repurchases Cumulative Scheduled Balance	Liquidations Current Month Count	Liquidations Current Month Scheduled Balance	Liquidations Cumulative Count	Liquidations Cumulative Scheduled Balance	Total Current Month Count	Total Current Month Scheduled Balance	Total Cumulative Count	Total Cumulative Scheduled Balance
Deal Totals	Capitalizations	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
	Other Modifications	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00

GMAC RFC

13. Losses and Recoveries

A. Current Cycle Realized Losses

	Current Period Realized Losses	Liquidations	Charge-Offs	Servicing Modifications	Bankruptcy Losses	Total
Deal Totals	**Loss Count**	1	0	0	0	1
	Beginning Aggregate Scheduled Balance	350,208.05	0.00	0.00	0.00	350,208.05
	Principal Portion of Loss	51,330.09	0.00	0.00	0.00	51,330.09
	Interest Portion of Loss	0.00	0.00	0.00	0.00	0.00
	Total Realized Loss	51,330.09	0.00	0.00	0.00	51,330.09

B. Cumulative Realized Losses

	Cumulative Realized Losses	Liquidations	Charge-Offs	Servicing Modifications	Bankruptcy Losses	Total
Deal Totals	**Loss Count**	1	0	0	0	1
	Total Realized Loss	51,330.09	0.00	0.00	0.00	51,330.09

C. Subsequent Recoveries

	Subsequent Recoveries	Current Period	Cumulative
Deal Totals	**Subsequent Recoveries Count**	0	0
	Subsequent Recoveries	0.00	0.00
	Net Loss [1]	51,330.09	51,330.09
	Net Loss % [2]	0.01%	0.01%

[1] Total Realized Loss less Subsequent Recoveries

[2] Net Loss % of Original Balance

D. Default Percentages

Default Loss Percentage	1 Month	3 Months	6 Months	12 Months	Life of Deal
Monthly Default Rate	0.07%	0.02%	0.01%		0.01 %
Constant Default Rate	0.82%	0.27%	0.14%		0.09%

1-Month MDR (Current Month) =   SUM(Beginning Scheduled balances of liquidating loans) / [SUM(Beginning Scheduled loan balances)- SUM(Scheduled Principal payments)]

m-Month = 3, 6, 12, months or the life of deal to date

m-Month MDR(over m months in period where n is current month)= $1-[(1-MDR_{n-m+1}) * (1-MDR_{n-m+2}) *….* (1-MDR_{n-1}) * (1-MDR_n)]^{(1/m)}$

$CDR_m = 1- [(1- MDR_m)^{12}]$,where m is number of months in period

14. Credit Enhancement Report

Reserve Accounts

Description	Source	Beginning Balance	DEPOSITS		WITHDRAWALS		Ending Balance
			Investment Earnings	Other Deposits	Draws	Releases	
Class P Reserve Fund		100.00	0.00	48,151.55	48,151.55	0.00	100.00
Supplemental Interest Trust Account		0.00	0.00	13,023.70	13,023.70	0.00	0.00

Hedge Agreements

Description	Provider	Termination Date	Amount Received From Provider	Amount Paid to Provider
Swap Agreement	Deutsche Bank	02/25/2012	1,897,808.83	1,910,832.53
Yield Maintenance Agreement	Bank Of New York	02/25/2013	0.00	0.00

16. Overcollateralization Summary

	Prior Required Overcollateralization Amount	Beginning Overcollateralization Amount	Overcollateralization Increase/(Reduction) Amount	Ending Overcollateralization Amount	Current Required Overcollateralization Amount
Deal Total	3,999,518.10	3,999,518.10	0.00	3,999,518.10	3,999,518.10

17. Excess Cashflow, Overcollateralization and Derivative Amounts

Excess Cashflow and Derivative Summary	
(1) Scheduled Unmodified Net Interest	3,288,276.99
(2) Interest Losses	0.00
(3) Subsequent Recoveries	0.00
(4) Interest Adjustment Amount	0.00
(5) Net Deferred Interest Amount	0.00
(6) Credit Risk Management Fee	3,819.92
(7) Yield Maintenance/Swap Payment Amount - IN	0.00
(8) Yield Maintenance/Swap Payment Amount - OUT	13,023.70
(9) Offered Certificate Accrued Interest	2,281,426.23
(10) OC Reduction Amount	0.00
(11) Excess Cashflow Prior to OC Provisions	990,007.13

Overcollateralization and Derivative Amounts	
Excess Cashflow Prior to OC Provisions	990,007.13
(1) Unreimbursed Principal Portion of Realized Losses	0.00
(2) Overcollateralization Increase	0.00
(3) Unpaid Accrued Interest	0.00
(4) Principal Portion of Realized Losses	51,330.09
(5) Unreimbursed Realized Losses	0.00
(6) Basis Risk Shortfall Carry-Forward Amount	0.00
(7) Prepayment Interest Shortfall	0.00
(8) Unpaid PPIS With Accrued Interest	0.00
(9) Relief Act Shortfall	0.00
(10) Swap Termination Payment Amount	0.00

(11) Unpaid Accrued Interest covered by Swap Agreement	0.00
(12) Overcollateralization Increase covered by Swap	0.00
(13) Realized Loss covered by Swap	0.00
(14) Unreimbursed Realiazed Loss covered by Swap	0.00
(15) Basis Risk Shortfall covered by Swap	0.00
(16) Unpaid Accrued Interest Covered by Yield Maintenance	0.00
(17) OC Increase covered by Yield Maintenance Agreement	0.00
(18) Realized Loss covered by Yield Maintenance Agreement	0.00
(19) Unreimbursed Loss covered by Yield Maintenance Agreement	0.00
(20) Basis Risk Shortfall covered by Yield Maintenance Agreement	0.00
(21) To Class SB Certificates	938,677.04

GMAC RFC

18. Performance Tests

Current Distribution Date >= Target Distribution	
Current Distribution Period	9
StepDownTarget Distribution Period	37
Current Distribution Date >= Target Distribution Date	False
Stepdown Date - Senior Enhancement Test	
Current Senior Enhancement Percent - Actual value	9.46361900%
Specified Senior Enhancement Percent - Target value	22.50000000%
Senior Enhance Pct >= Specified Senior Enhance Pct (Actual End Balance <= Target End Balance)	False
StepDown Date and Senior Enhancement pass	
Current Distribution Date >= Target Distribution Date	False
Senior Enhance Pct >= Specified Senior Enhance Pct (Actual End Balance <= Target End Balance)	False
After StepDown Date and Senior Enh Percent >= Target Percent	False
Sixty-Plus Delinquency Percentage >= Target %	
3-Month Average Sixty-Plus Delinquency Percentage - Actual Value	4.75173100%
Senior Enhancement Delinquency Percentage - Target Value	2.94413200%
Sixty-Plus Delinquency Percentage >= Senior Enhancement Delinquency Percentage Target	True
Aggregate Realized Loss % >= Scheduled Loss %	
Aggregate Realized Loss Percentage - Actual Value	0.00962600%
Scheduled Loss Target Percent	0.20000000%
Aggregate Realized Loss Percentage >= Scheduled Loss Percent	False
Trigger Event is in effect?	
Sixty-Plus Delinquency Percentage >= Senior Enhancement Delinquency Percentage Target	True
Aggregate Realized Loss Percentage >= Scheduled Loss Percent	False
Trigger Event is in effect	False

Stepdown Date and Trigger Event in effect	
Stepdown Date has occurred	False
Trigger Event is in effect	False
Trigger Event is in effect on or after StepDown Date	False

20. Comments

Comments: The Determination Date for the 11/26/2007 Distribution is 11/21/2007

Credit Support Depletion Date has not occured

ERISA Text: Each beneficial owner of any Certificate (or any interest therein) which provides credit enhancement for any other Certificate and is available in book-entry form, including any such Class M Certificate, shall be deemed to have represented, by virtue of its acquisition or holding of such Certificate (or interest therein), that either: a) it is not an employee benefit or other plan subject to the prohibited transaction provision of the Employee Retirement Income Security Act of 1974, as amended('ERISA'), or Section 4975 of the Internal Revenue Code of 1986, as amended (a 'Plan'), or any other person (including an investment manager, a named fiduciary or a trustee of any Plan) acting, directly or indirectly, on behalf of purchasing any Certificate with 'plan assets' of any Plan; or b) (i) the transferee is an insurance company, (ii) the source of funds to be used by it to purchase the Certificates is an 'insurance company general account' (within the meaning of Department of Labor Prohibited Transaction Class Exemption ('PTCE') 95-60), and (iii) the conditions set forth in Section I and III of PTCE 95-60 have been satisfied. Any purported beneficial owner of any such book-entry Certificate (or interest therein) to whom either (a) or (b) above does not apply shall indemnify and hold harmless the Company, the Trustee, the Master Servicer, any Subservicer, and the Trust Fund from and against any and all liabilities, claim, cost or expenses incurred by such parties as a result of its acquisition or holding of such Certificate.



Statement To Certificateholder

Residential Accredit Loans, Inc. 2007-QO2
November 26, 2007

Cash Flow Received and Uses of Funds

Cash Flow Received	Amount
Principal and Interest Payments	5,176,230.47
Prepayment Premium	48,151.55
Liquidation and Insurance Proceeds	298,877.96
Subsequent Recoveries	0.00
Repurchase Proceeds	0.00
Other Deposits/Adjustments (including Derivatives Payment)	2,526.13
Total Deposits	5,525,786.11

Uses of Funds	Amount
Transfer to Certificate Account	5,484,717.79
Reimbursed Advances and Expenses	8,528.36
Master Servicing Compensation	19,516.26
Derivatives Payment	13,023.70
Total Withdrawals	5,525,786.11

Ending Balance	0.00